Exhibit 4.1

Stock Option Plan

The Board of Directors has adopted a Stock Option Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Stock Option Plan is structured as so that both Incentive Stock Options qualified plan under the Internal Revenue Code and non qualified stock options may be issued.  The Plan is administered under the auspices of the Board of Directors.  It is intended, that to the extent possible, the exercise of Stock Options will be exempt from the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option).  Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant.  The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 3,000,000 shares. Subsequent to November 30, 2003 an aggregate of 1,150,000 options were granted to directors and certain consultants.